Exhibit 4.4
SECOND ADDENDUM
CONTRACT FOR THE INVESTMENT AND OPERATION OF A LOGISTICS PARK AND/OR MODERN STORAGE DISTRIBUTION
This document constitutes the Second Addendum to the Contract for the investment and operation of a Logistics Park and/or modern storage distribution (hereinafter, the "Second Addendum"), which is entered into by the following parties:
•LIMA AIRPORT PARTNERS S.R.L., with RUC No. 20501577252 and domicile at the Central Building of Jorge Chávez International Airport, located at Av. Elmer Faucett S/N, Callao, registered in Electronic Record No. 11250416 of the Registry of Legal Entities of Lima and Callao; duly represented in this Contract by its General Manager, Mr. Juan José Salmón Balestra, identified with DNI No. XXXXXXXX, and its Central Commercial Manager, Mr. Norbert Onkelbach, identified with CE No. XXXXXXXX, according to the power recorded in the aforementioned Registry; hereinafter referred to as "LAP"; and, on the other side:
•PARQUE LOGÍSTICO CALLAO S.R.L., with RUC No. 20607116661 and domicile at Av. Pardo y Aliaga No. 699, interior 802, San Isidro, registered in Record No. 14593180 of the Registry of Legal Entities of Lima; duly represented in this Contract by Mrs. Gabriela María Barreto Sayán, identified with DNI No. XXXXXXXX, and Mr. Álvaro Chinchayán Cornejo, identified with DNI No. XXXXXXXX, according to the powers recorded in the aforementioned Registry; hereinafter referred to as the "OPERATOR."
This Second Addendum is executed under the following terms and conditions:
Clause One - Background
1.1     On January 7, 2021, the Parties entered into the Contract for the investment and operation of a Logistics Park and/or modern storage distribution (hereinafter, the "Contract"), which shall remain in effect until February 13, 2051.
1.2     On July 19, 2021, the Parties executed the First Addendum to the Contract, by which they agreed to modify the duration of the two periods comprising the COVID-19 PHASE, included in subsections (a) and (b) of Clause 8.1 of the Contract.
Clause Two - Purpose
By this Second Addendum, the Parties agree as follows:
2.1     Extend the First Period of the COVID-19 Phase from Month 1 to Month 12 of the Contract, as well as its scope, computed from the date of execution of this document; and thereby, nullify the Second Period of the COVID-19 Phase.
2.2     Update the Execution Schedule of the Contract by incorporating new activities to be carried out by the OPERATOR within the first twelve (12) months of the Contract.
2.3     Modify the terms of subsection 14.2 of Clause Fourteen of the Contract regarding the deadline for obtaining Financing.

Clause Three - Amendments to the Contract
3.1     The Parties agree to amend Clause 8.1 of the Contract, which shall now be worded as follows:

"CLAUSE EIGHT: OPERATOR'S OBLIGATIONS DURING THE COVID-19 PHASE AND DURING THE PREVIOUS PHASE
Regarding the COVID-19 PHASE:
8.1     Given the potential impact on the Technical and Economic Proposal due to the international economic and financial crisis caused by COVID-19, the Parties establish that, from the date of contract signing, the OPERATOR will have a period of up to twelve (12) months to ratify, through formal written communication to LAP, the Technical and Economic Proposal that is part of this Contract.
The notification of the OPERATOR’s communication ratifying its Technical and Economic Proposal will take immediate effect, initiating the Previous Phase and the corresponding activities thereof, in accordance with the Execution Schedule previously approved by LAP.
If, on the contrary, the OPERATOR submits a new proposal, LAP will have a period of thirty (30) days to accept it or opt to terminate the Contract.
During this period, LAP may not commercialize the Area or terminate the Contract for any reason, except in the case regulated below.
In the event that the OPERATOR submits, during the course of the COVID-19 Phase, a new technical and/or economic proposal that LAP does not agree with, it must notify them of its decision not to accept it. Once LAP’s decision is notified, the Parties declare that the Contract is automatically terminated, and neither Party may claim any payment related to reimbursements, compensations, or indemnifications for damages or losses.
Should LAP notify the OPERATOR that it accepts the new technical and/or economic proposal, the Parties will sign the corresponding addendum."
3.2     In accordance with the provisions of subsection 7.2 of the Contract, the OPERATOR requested that LAP modify the Execution Schedule of the Contract to include new activities in the COVID-19 Phase. In this regard, following the corresponding review, LAP has accepted the request, establishing a new Execution Schedule, which is attached to this document as Attached No. 01.
3.3     The Parties agree to modify the terms of Clause Fourteen of the Contract regarding the deadline for obtaining Financing, which shall now be worded as follows:
"14.2 For Stage 1, the Financing must be obtained by the OPERATOR within a maximum period of twelve (12) months, counted from the date of contract signing. Any extension must be approved by LAP. Said Financing must cover the total cost for the execution of Stage 1 of the Project, at least in the amount of US$ 5,500,000.00 (Five million five hundred thousand and 00/100 US dollars), that the OPERATOR commits to invest the from its own resources.
During the first one hundred fifty (150) Days, the OPERATOR must submit to LAP the commercial proposal from the entities interested in financing the Project; following this, and until the deadline indicated in the previous paragraph, LAP and the OPERATOR will review the proposed financing conditions for the entity selected by the OPERATOR as well as the modifications to this Contract, it shall approve those conditions that do not imply a substantial modification of the Contract and/or do not harm or put at risk the position of LAP or the fulfillment of the Obligations assumed by the OPERATOR. The obtaining of Financing shall be evidenced by the OPERATOR’s signing of the mandate letter with the selected financial institution or financial institutions.
(…)”
Clause Four: Validity and Effectiveness of the Other Contract Clauses
The Parties agree to continue with the validity of each and every one of the other clauses of the Contract and its Annexes, as well as the First Addendum, as long as they do not contradict what is stated in this document.
This Second Addendum is signed by the Parties as a sign of conformity with what is set forth herein, on the 2nd of November of 2021.

(Signed)
LAP
Sr. Juan José Salmón
Sr. Norbert Onkelbach
(Signed)
OPERATOR
Sra. Gabriela Maria Barreto Sayán
Sr. Alvaro Chinchayán Cornejo